F/m Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

February 1, 2024

FILED VIA EDGAR

Mr. Brian Szilagyi

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:	F/m Funds Trust (the “Trust”)

File Nos. 811-22691 and 333-180717

Dear Mr. Szilagyi:

This letter is in response to your comments provided via telephone on December 1, 2023, relating to the report to shareholders for the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund and Oakhurst Short Duration High Yield Credit Fund, each a series of the Trust (each, an “Oakhurst Fund” and together, the “Oakhurst Funds”) for the fiscal year ended August 31, 2023 (the “Annual Report”), which was filed with the Securities and Exchange Commission (the “SEC”) on Form N-CSR on November 1, 2023:

1.	Comment: Please provide an update on the status of the reorganization (the “Reorganization”) of the Oakhurst Funds into new series (the “RBB Funds”) of The RBB Fund, Inc. (the “Company”).

Response: The Trust confirms that the Reorganization was consummated on October 27, 2023.

2.	Comment: In the section entitled “Trustees and Officers of the Trust” of the Annual Report, please revise the Trustees and officers table to include the “Number of Portfolios in Fund Complex Overseen by Director” as required by Item 27(b)(5) of Form N-1A.

Response: The Trust would revise the Trustees and officers table in the section titled “Trustees and Officers of the Trust” of the Annual Report, but the Oakhurst Funds were merged into new series of the Company and subsequently liquidated in connection with the consummation of the Reorganization.

3.	Comment: Please file an amended Form N-CSR to include a separate certification for each principal executive and principal financial officer of the Trust, per Item 19(a)(3) of Form N-CSR and as required by Rule 30a-2(a) under the Investment Company Act of 1940, as amended (the “1940 Act”). Please ensure that all certifications required by Form N-CSR are updated to reflect the current date.

Response: The Trust filed an amended Form N-CSR with updated certifications on December 7, 2023 (SEC accession no. 0001580642-23-006550).

4.	Comment: Please supplementally explain why Oakhurst Capital Advisors, LLC (the “Adviser”) did not accrue advisory fees in the Oakhurst Fixed Income Fund for the period of July 1, 2023 through July 30, 2023, as disclosed in the Notes to Financial Statements.

Response: This disclosure was included in connection with the amendments to the interim investment advisory agreement between the Trust and the Adviser on behalf of the Oakhurst Fixed Income Fund (the “Interim Advisory Agreement”) and the interim sub-advisory agreements among the Trust, the Adviser and F/m Investments, LLC, doing business as Oakhurst Capital Management (“FMI”) on behalf of the Oakhurst Fixed Income Fund (the “Interim Sub-Advisory Agreement” and together with the Interim Advisory Agreement, the “Interim Agreements”) that extended the term of the Interim Agreements beyond the interim period allowed by Rule 15a-4 under the 1940 Act in accordance with relevant no-action guidance from the SEC, until the earliest of the effective date of the new investment advisory agreement between the Trust and the Adviser on behalf of the Oakhurst Fixed Income Fund (the “New Advisory Agreement”) and new sub-advisory agreement among the Trust, the Adviser and FMI on behalf of the Oakhurst Fixed Income Fund (the “New Sub-Advisory Agreement” and together with the New Advisory Agreement, the “New Agreements”), as applicable, or an additional 60 calendar days after the expiration date of the Interim Advisory Agreement and Interim Sub-Advisory Agreement (the “Additional Period”), during which the Adviser waived all of its investment advisory fees that otherwise would have been payable by the Oakhurst Fixed Income Fund to the Adviser under the terms of the Interim Advisory Agreement.

The SEC has issued a no-action letter indicating that it would not recommend enforcement action against an investment adviser for continuing to serve as investment adviser to registered investment companies for an additional period of time following the interim period allowed by Rule 15a-4 under the 1940 Act pursuant to certain conditions, including, among other things, that: (i) the interim advisory agreement would be amended to extend the term of such agreement until the earliest of shareholder approval of the investment advisory agreement or an additional 60 calendar days after the expiration date of the interim advisory agreement; (ii) during the extended period, the investment adviser and fund continue proxy solicitation efforts to reach a quorum and enable shareholders to vote on the proposals and any additional costs attributable to obtaining quorum would be paid by the investment adviser; and (iii) during the extended period, the investment adviser would waive its investment advisory fees that would be payable by the fund to the investment adviser under the terms of the interim investment advisory agreement.

In connection with a change in “control” (as defined in the 1940 Act) of the Adviser (the “Transaction”) and the automatic termination of the Oakhurst Funds’ investment advisory and investment sub-advisory agreements, at a meeting held on January 23, 2023, the Board of Trustees of the Trust (the “Board”) approved interim investment advisory agreements between the Trust and the Adviser on behalf of the Oakhurst Funds and interim sub-advisory agreements among the Trust, the Adviser and FMI on behalf of the Oakhurst Funds that became effective upon the closing of the Transaction on January 31, 2023, and new investment advisory agreements between the Trust and the Adviser on behalf of the Oakhurst Funds and new sub-advisory agreements among the Trust, the Adviser and FMI on behalf of the Oakhurst Funds that were submitted to each Oakhurst Fund’s respective shareholders for approval, along with the proposed Reorganization, at a special meeting of shareholders. The interim investment advisory agreements and interim sub-advisory agreements provided that they would remain in effect until the effective date of the applicable new investment advisory agreements and new sub-advisory agreements which had been approved by the applicable Oakhurst Fund’s shareholders or the 151st calendar day following the effective date of the interim advisory and sub-advisory agreements, or June 30, 2023.

As of June 28, 2023, approximately 46.362% of the shares of the Oakhurst Fixed Income Fund held as of the record date had been voted, and while the overwhelming majority of the votes received as of that date were cast in favor of approving the New Advisory Agreement and New Sub-Advisory Agreement, the Adviser believed that, despite FMI’s proxy solicitation efforts, there was a high probability that the Oakhurst Fixed Income Fund would not receive the shareholder votes necessary to achieve quorum by June 30, 2023, and so at a meeting held on June 29, 2023, the Board approved amendments to the Oakhurst Fixed Income Fund’s Interim Agreements to extend the term of the Interim Agreements until the earliest of the effective date of the Oakhurst Fixed Income Fund’s New Agreements or the Additional Period. During the Additional Period, FMI continued its proxy solicitation efforts, and the Adviser and FMI waived their fees under the Interim Advisory Agreement and Interim Sub-Advisory Agreement, respectively. The New Agreements were approved by the Oakhurst Fixed Income Fund’s shareholders on July 31, 2023, at which point the New Agreements became effective.

5.	Comment: In the section entitled “Letter To Shareholders” the management discussion of fund performance should be enhanced to include a specific discussion of the factors that materially affected the Oakhurst Funds’ absolute and relative performance during the most recently completed fiscal year, including the relevant market conditions and investment strategies and techniques used by the Oakhurst Funds’ investment adviser, in accordance with Item 27(b)(7) of Form N-1A. Please explain how the Oakhurst Funds will address the Form requirements.

Response: The Trust would enhance such disclosure for the Oakhurst Funds, but the Oakhurst Funds have been liquidated following the closing of the Reorganization. Officers of the Trust have shared the SEC’s comments set forth in this response with officers of the Company.

6.	Comment: FMI’s website appears to have outdated materials and information related to the Oakhurst Funds, including, for example, assets under management as of December 31, 2020, an old expense ratio, a proxy statement from 2021 and an application for a share class not currently offered for sale. Please ensure FMI’s website has the most current information with respect to the Oakhurst Funds for shareholders.

Response: The Trust has been advised by FMI that FMI will update its website to ensure that it has the most current information available with respect to the Oakhurst Funds for shareholders.

7.	Comment: Please disclose the fees and expenses incurred indirectly by a RBB Fund as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, that exceed 0.01% (one basis point) of average net assets of a RBB Fund, in a sub caption titled “Acquired Fund Fees and Expenses” in the section entitled “Expenses and Fees” in the applicable “Summary Section” of the prospectus.

Response: The RBB Funds have confirmed that each RBB Fund’s fees and expenses incurred indirectly by such RBB Fund as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, are not expected to exceed 0.01% (one basis point) of average net assets of the RBB Fund, and therefore disclosure of such fees and expenses in the section entitled “Expenses and Fees” is not required.

8.	Comment: The RBB Funds’ prospectus states that updated performance information is available by visiting FMI’s website at www.fm-funds.com. However, updated performance information does not appear to be available on FMI’s website. Please confirm that FMI’s website has the most current information available for shareholders.

Response: The Trust has been advised that the RBB Funds revised the disclosure in the prospectus in connection with the recent annual update to their registration statement as follows:

Updated performance information is available by ~~visiting www.fm-funds.com or by~~ calling 1-800-292-6775.

Thank you for your comment. If you have any questions, please contact me at (513) 346-4204.

Very truly yours,

/s/ Bernard Brick

Bernard Brick

Secretary of F/m Funds Trust